                                                FILED PURSUANT TO RULE 424(B)(2)

                                             REGISTRATION STATEMENT NO. 33-97888
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 2, 1995)
FEBRUARY 24, 1998

                                 356,347 SHARES
                      HEALTHCARE REALTY TRUST INCORPORATED
                                  COMMON STOCK

         Healthcare Realty Trust Incorporated ("Healthcare Realty" or the "Company") is a self-managed and self-administrated real estate investment trust ("REIT") that integrates owning, acquiring, managing and developing income-providing real estate properties related to healthcare services throughout the United States. As of January 31, 1998, the Company owned and operated, either directly or through consolidated entities, 87 properties containing approximately 4.4 million square feet in 44 markets nationwide. In addition, as of January 31, 1998, the Company provided property management services for 130 healthcare-related properties nationwide and third-party asset management services for 251 properties nationwide.

         All of the shares of the Company's common stock, par value $.01 per share (the "Common Stock"), offered hereby are being issued and sold by the Company (the "Offering"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "HR." On February 24, 1998, the last reported sale price of the Common Stock on the NYSE was $28.0625 per share. See "Price Range of Common Stock and Distributions."

         SEE "CAUTIONARY STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996, WHICH IS INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS, FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            -------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                     ACCURACY OR ADEQUACY OF THIS PROSPECTUS
                      SUPPLEMENT. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


=====================================================================================================================
                                        PRICE TO             UNDERWRITING DISCOUNTS              PROCEEDS TO
                                       THE PUBLIC             AND COMMISSIONS (1)              THE COMPANY (2)
---------------------------------------------------------------------------------------------------------------------

PER SHARE......................         $28.0625                    $1.2628                        $26.7997
---------------------------------------------------------------------------------------------------------------------

TOTAL..........................       $9,999,987.69               $449,999.45                   $9,549,988.24
=====================================================================================================================

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting expenses payable by the Company estimated at $50,000.

                         -------------------------------

         The shares of Common Stock are offered by the Underwriter, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the Common Stock will be made on or about February 27, 1998 at the offices of Legg Mason Wood Walker, Incorporated, Baltimore, Maryland.

                            -------------------------

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

         THE UNDERWRITER MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITER MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET.

         The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus Supplement and the Prospectus to which it relates. Unless the context otherwise requires, as used herein the terms "Company" or "Healthcare Realty" include Healthcare Realty Trust Incorporated, its subsidiaries and other entities in which Healthcare Realty Trust Incorporated or its subsidiaries own an interest.


                                   THE COMPANY

         Healthcare Realty is a self-managed and self-administered REIT that integrates owning, acquiring, managing and developing income-producing real estate properties related to healthcare services throughout the United States. From the commencement of its operations in June 1993 through January 31, 1998, the Company has invested or committed to invest, directly and indirectly, over $525 million in 87 income-producing real estate properties related to the delivery of healthcare services, containing over 4.4 million square feet. As of January 31, 1998, the Company's portfolio was comprised of seven facility types, located in 44 markets nationwide, and operated pursuant to contractual arrangements with 18 healthcare providers. At January 31, 1998, the Company provided property management services for 130 healthcare-related properties nationwide, totaling over 3.9 million square feet, and third-party asset management services for 251 properties nationwide, totaling over 1.3 million square feet. The Company intends to maintain a portfolio of properties that are focused predominantly on the outpatient services segment of the healthcare industry and are diversified by tenant, geographic location and facility type.


                               RECENT DEVELOPMENTS

         Acquisitions. In December 1997, Healthcare Realty completed a $12.5 million acquisition of an 80,000 square foot ancillary hospital facility under development and additional building sites located adjacent to the 251-bed Bradley County Memorial Hospital in Cleveland, Tennessee. Upon completion of the development, which is expected to occur in June 1998, the ancillary hospital facility is expected to be occupied by physician practices and affiliated hospital services and support functions, including diagnostic imaging, laboratory services and an ambulatory surgery center. The development is situated on 8.5 acres that contain two additional sites for further development.

         Operating Results and Distributions. Funds from operations ("FFO") for the year ended December 31, 1997 increased 51.1% to $42.3 million, from $28.0 million for the year ended December 31, 1996. FFO for the three months ended December 31, 1997 increased 52.7% to $11.3 million, from $7.4 million for the three months ended December 31, 1996. The Company generally considers FFO a widely used and appropriate measure of performance for an equity REIT which provides a relevant basis for comparison among REITs.

         The Company's payout ratio, based on FFO, has decreased from approximately 90% for the year ended December 31, 1996 to approximately 87% for the year ended December 31, 1997, and from approximately 88% for the three months ended December 31, 1996 to approximately 85% for the three months ended December 31, 1997.

         FFO, as defined by the National Association of Real Estate Investment Trusts, Inc. 1995 White Paper, means net income computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash provided by operating activities, as defined by GAAP, should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of operating performance and is not indicative of cash available to fund all cash flow needs, including the Company's ability to make cash distributions.

                                  THE OFFERING


Shares to be offered .........................................   356,347 Shares

Common Stock to be outstanding after the Offering.............   20,654,982 Shares (1)

Use of Proceeds...............................................   To  repay  outstanding  indebtedness,  to fund  the
                                                                 Company's  acquisition and  development  activities
                                                                 and for general corporate purposes.

NYSE Symbol...................................................   HR

-------------
(1) Excludes an aggregate of 1,978,154 shares of Common Stock reserved for issuance under the Company's 1993 Employee Stock Incentive Plan, 1995 Restricted Stock Plan for Non-Employee Directors and 1995 Employee Stock Purchase Plan, and 940,495 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment Plan, as of February 24, 1998.


                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the shares of the Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated expenses of this Offering, are approximately $9.5 million. The Company intends to use the net proceeds of this Offering to repay outstanding indebtedness under the Company's unsecured bank credit facility, to fund the Company's acquisition and development activities and for working capital and general corporate purposes.


                  PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

         The Common Stock is listed on the NYSE under the symbol "HR." The following table sets forth the range of high and low sale prices on the NYSE and the distributions paid per share by the Company with respect to the periods indicated.

                                                                                                    DISTRIBUTIONS
                                                                       HIGH             LOW           PER SHARE
                                                                       ----             ---           ---------
           1996
           First Quarter.......................................      $23.1250         $20.8750           $.475
           Second Quarter......................................       23.7500          21.5000            .480
           Third Quarter.......................................       24.1250          21.5000            .485
           Fourth Quarter......................................       26.8750          23.0000            .490

           1997
           First Quarter.......................................       29.2500          25.7500            .495
           Second Quarter......................................       27.8750          25.3750            .500
           Third Quarter.......................................       29.3125          27.1250            .505
           Fourth Quarter......................................       30.0000          27.4375            .510

           1998
           First Quarter (through February 24, 1998)...........       29.9375          27.8750             --

         On February 24, 1998, the closing price for the Company's Common Stock on the NYSE was $28.0625 per share. As of February 24, 1998, there were approximately 1,114 holders of record of the Company's Common Stock. The Company has increased its distribution's $.005 per share in each full fiscal quarter since it commenced operations in June 1993. The Company's current indicated annualized distribution is $2.04 per share.

         The Company has implemented a Dividend Reinvestment Plan (the "Plan"), which permits shareholders to acquire additional shares of Common Stock by automatically reinvesting cash distributions at a modest discount and making optional cash purchases without payment of any broker commissions or service charges. Stockholders who do not participate in the Plan continue to receive cash distributions, as paid.

         The Company intends to continue to pay regular quarterly distributions to stockholders. Future distributions will be declared and paid at the discretion of the board of directors and will depend upon cash generated by operating activities, the Company's financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and such other factors as the board of directors deems relevant.

         The Company anticipates that cash available for distribution will be greater than earnings and profits, as a result of non-cash expenses, comprised primarily of depreciation and amortization, to be incurred by the Company. Distributions by the Company to the extent of its current accumulated earnings and profits for federal income tax purposes will be taxable to shareholders as ordinary dividend income. Distributions in excess of earnings and profits generally will be treated as non-taxable return of capital. Such distributions have the effect of deferring taxation until the sale of a shareholder's Common Stock. In order to maintain its qualification as a REIT, the Company must make annual distributions to shareholders of at least 95% of its taxable income. Under certain circumstances, which management of the Company does not expect to occur, the Company could be required to make distributions in excess of cash available for distribution in order to meet such requirements.


                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         On February 2, 1998, the Clinton Administration announced its revenue proposals for the 1998/1999 Federal budget. These proposals contain certain provisions that, if enacted, would significantly modify the REIT-related Code provisions. The following list sets forth the major changes that have been proposed: (i) limit the grandfathered status of existing stapled, or paired-share, REITs by treating the stapled entities as one entity with respect to properties acquired and activities or services performed relating to such properties after the effective date; (ii) restrict impermissible businesses indirectly conducted by REITs by prohibiting REITs from acquiring stock that represents more than 10% of the vote and value of all classes of stock of a corporation after the effective date (subject to certain grandfather provisions); (iii) modify the treatment of closely held REITs by imposing as an additional requirement for initial REIT qualification that no person can own stock of a REIT possessing more than 50% of the total combined voting power of all classes of voting stock or more than 50% of the total value of shares of all classes of stock; and (iv) effectively eliminate the tax-free conversions of large C corporations to REITs by repealing Code Section 1374 and requiring the conversion to be treated as a liquidation of the C corporation followed by a contribution of the assets to a REIT. If enacted, the effective date of each of these provisions will generally be the first date of committee action. At this time, it is uncertain whether any or all of these provisions, or additional provisions, will be enacted, or if enacted, to what extent, if any, they will materially affect the Company.

         On August 5, 1997, President Clinton signed into law the Taxpayer Relief Act of 1997 (the "Relief Act"), which contains provisions affecting the qualification and taxation of REITs and which provisions will apply to the Company beginning with its 1998 taxable year. The relevant provisions are summarized in this paragraph. First, the Relief Act repeals the 30% gross income test. Second, the Relief Act expands the class of hedging instruments that produce qualifying income for purposes of the 95% gross income test. Income and gain from interest rate swap and cap agreements, options, futures and forward contracts, and similar financial instruments entered into by a REIT to hedge liabilities incurred or to be incurred to acquire or carry "real estate assets" will be qualifying income for purposes of the 95% (but not the 75%) gross income test. Third, a REIT may elect to retain and pay income tax on its net long-term capital gains. If a REIT so elects, each shareholder of the REIT will take into income his or her share of the retained capital gain as long-term capital gain and will receive a credit or refund for his or her share of the tax paid by the REIT. The shareholder will increase the basis of his or her shares of the REIT by an amount equal to the excess of the retained capital gain included in his or her income over the tax deemed paid by him or her. Fourth, under the Relief Act, a REIT may render a minimal amount of impermissible "noncustomary" services to tenants, or manage or operate property, and still treat the rent received from that property as "rents from real property," as long as the amount received for the services, or management or operation, during any taxable year does not exceed 1% of the REIT's total receipts from the property during that year. For purposes of the foregoing, the amount attributable to any impermissible service, or management or operation, will be equal to at least 150% of the REIT's direct cost for performing the service, management or operation. Fifth, under the Relief Act, a REIT no longer loses its REIT status for failing to send out shareholder demand letters in any year. Instead, the REIT will incur a $25,000 penalty ($50,000 for intentional violations). Sixth, a REIT that complies with the requirements for ascertaining the ownership of its outstanding shares (including sending out shareholder demand letters) and does not know or have reason to know that it has violated the 5/50 rule (i.e., the rule that no more than 50% in value of the REIT's outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of any taxable year), will be treated as satisfying the 5/50 rule. Seventh, a REIT may treat any wholly-owned corporation as a "qualified REIT subsidiary" regardless of whether the REIT always has owned 100% of the stock of the corporation. Eighth, the Relief Act lengthens the grace period for foreclosure property to the last day of the third full taxable year following the foreclosure property election, and allows the Internal Revenue Service to extend the grace period for an additional three years.

         The Relief Act also changed the tax rates on capital gains applicable to non-corporate taxpayers. Effective for gains recognized after July 28, 1997, the maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is 28% for sales and exchanges of assets held for more than one year, but not more than 18 months, and 20% for sales and exchanges of assets held for more than 18 months. The maximum tax rate on gain from the sale or exchange of "section 1250 property" (i.e., depreciable real estate) held for more than 18 months is 25%, to the extent that such gain would have been recaptured and treated as ordinary income if the section 1250 property were personal property. With respect to distributions designated by the Company as capital gain dividends and any retained capital gains that the Company is deemed to distribute, the Company may designate (subject to certain limits) whether such a distribution is taxable to its noncorporate shareholders at a 20%, 25% or 28% rate.

         In the opinion of Farris, Warfield & Kanaday, PLC ("Tax Counsel"), the Company qualified to be taxed as a REIT pursuant to Sections 856 through 860 of the Code for its taxable years ended December 31, 1993 through December 31, 1997, and the Company's organization and current and proposed method of operation will enable it to continue to qualify to be taxed as a REIT under the Code. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. It must be emphasized that Tax Counsel's opinion is based upon various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of its business. Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and stock ownership, the various qualification tests imposed under the Code. No assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements.

                                  UNDERWRITING

         Subject to the terms and conditions contained in an Underwriting Agreement dated February 24, 1998 (the "Underwriting Agreement"), between the Company and Legg Mason Wood Walker, Incorporated (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, 356,347 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the Underwriter's obligation to purchase the Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any shares are purchased.

         The Underwriter intends to deposit the Common Stock offered hereby with the trustee of Legg Mason REIT Trust, February 1998 Series (the "Trust"), a registered unit investment trust under the Investment Company Act of 1940, as amended, in exchange for units of the Trust. If all of the Common Stock so deposited is valued at the last reported sale price for the Common Stock as reported on the NYSE on February 24, 1998, the aggregate underwriting commissions would be $449,999.45. The Underwriter is acting as sponsor and depositor of the Trust, and is therefor considered an affiliate of the Trust.

         In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

         In the ordinary course of business, the Underwriter may from time to time provide investment banking, financial advisory and commercial banking services to the Company and its affiliates for which customary compensation will be received.


                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby, as well as certain legal matters relating to the Company, will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Such firm has represented several of the lessees of the Company's properties. Both the Company and such lessees have consented to these representations. Certain matters relating to the purchase of properties will be passed upon for the Company by Baker, Donelson, Bearman & Caldwell, A Professional Corporation, Nashville, Tennessee. Certain matters relating to federal income taxation will be passed upon for the Company by Farris, Warfield & Kanaday, PLC, Nashville, Tennessee. Certain legal matters related to the Offering will be passed upon for the Underwriter by Hunton & Williams, Richmond, Virginia. Waller Lansden Dortch & Davis, A Professional Limited Liability Company and Hunton & Williams will rely on the opinion of Brown & Wood LLP, Washington, D.C. as to certain matters of Maryland law.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Included in such filings are (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; (v) the Company's

Current Report on Form 8-K dated January 30, 1998; (vi) the Company's Current Report on Form 8-K dated February 17, 1998; and (vii) the Company's Current Report on Form 8-K dated February 24, 1998. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. The Company's Common Stock is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can also be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         This Prospectus Supplement, the accompanying Prospectus and the information incorporated herein by reference may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements are intended to be covered by the provisions of such act. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including the factors contained in this Prospectus Supplement, the accompanying Prospectus and the information incorporated by reference, including the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

--------------------------------------------------------------------------------

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in connection with the offer made by this prospectus Supplement and the accompanying Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, the shares offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus Supplement and the accompanying Prospectus or in the affairs of the Company since the date hereof.

                               ------------------

                    TABLE OF CONTENTS
                                               Page
                                               ----
                  PROSPECTUS SUPPLEMENT
The Company.....................................S-3
Recent Developments.............................S-3
The Offering....................................S-4
Use of Proceeds.................................S-4
Price Range of Common Stock and
    Distributions...............................S-4
Certain Federal Income Tax
    Considerations..............................S-5
Underwriting....................................S-7
Legal Matters...................................S-7
Available Information...........................S-7

                        PROSPECTUS
Available Information...........................  2
Incorporation of Certain Documents
   By Reference.................................  2
The Company.....................................  3
Use of Proceeds.................................  3
Ratio of Earnings to Fixed Charges..............  3
Description of Common Stock.....................  3
Description of Common Stock Warrants............  6
Description of Preferred Stock..................  6
Description of Debt Securities...................10
Federal Income Tax and ERISA
   Considerations................................15
Plan of Distribution.............................16
Experts..........................................17
Legal Matters....................................17

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                 356,347 SHARES




                      HEALTHCARE REALTY TRUST INCORPORATED







                                  COMMON STOCK





                               ------------------

                              PROSPECTUS SUPPLEMENT

                               ------------------







                             LEGG MASON WOOD WALKER
                                  INCORPORATED







                                FEBRUARY 24, 1998




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